Exhibit 99.1

China Yuchai International Announces Unaudited

Second Quarter 2019 Financial Results

SINGAPORE, Singapore — August 13, 2019 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the second quarter and first six months ended June 30, 2019. The financial information presented herein for the second quarters of 2019 and 2018 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for the Second Quarter of 2019

•	Net revenue increased by 15.6% to RMB 4.9 billion (US$ 707.2 million) from RMB 4.2 billion in the second quarter of 2018;

•	Gross profit was RMB 712.9 million (US$ 103.7 million), a 14.7% gross margin, compared with RMB 769.0 million and a gross margin of 18.3% in the second quarter of 2018;

•	Operating profit increased by 6.5% to RMB 292.2 million (US$ 42.5 million) and the operating margin was 6.0% compared with 6.5% in the second quarter of 2018;

•	Net earnings attributable to China Yuchai’s shareholders increased by 11.2% to RMB 147.0 million (US$ 21.4 million) compared with RMB 132.1 million in the second quarter of 2018;

•	Basic and diluted earnings per share were RMB 3.60 (US$ 0.52) compared with RMB 3.23 for the second quarter of 2018;

•	Total number of engines sold increased by 9.3% to 110,059 units compared with 100,675 units in the second quarter of 2018.

Net revenue for the second quarter of 2019 increased by 15.6% to RMB 4.9 billion (US$ 707.2 million) compared to RMB 4.2 billion in the second quarter of 2018.

The total number of engines sold by GYMCL during the second quarter of 2019 was 110,059 units, an increase of 9.3% compared with 100,675 units in the second quarter of 2018. The increase was mainly due to higher engine sales to the truck and off-road segments, particularly unit sales to both the heavy- and light-duty truck market segments which more than offset an overall sales decline in the bus engine segment.

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According to data reported by the China Association of Automobile Manufacturers (“CAAM”) (excluding sales of gasoline powered and electric vehicles), in the second quarter of 2019, sales of buses decreased by 12.0% while truck sales decreased by 14.1%. According to CAAM, in the second quarter of 2019, commercial vehicle (excluding sales of gasoline powered and electric vehicles) decreased by 13.9% compared to the second quarter of 2018, while GYMCL sales to the on-road commercial vehicle market increased.

Gross profit decreased by 7.3% to RMB 712.9 million (US$ 103.7 million) compared with RMB 769.0 million in the second quarter of 2018. Gross margin was 14.7% compared with 18.3% in the second quarter of 2018. The decrease was mainly attributable to higher costs incurred in the production of National VI engines at the present stage.

Other operating income was RMB 98.8 million (US$ 14.4 million), compared with RMB 33.7 million in the second quarter of 2018. The increase was mainly due to higher government grants in the second quarter of 2019.

Research and development (“R&D”) expenses decreased by 29.4% to RMB 110.5 million (US$ 16.1 million) compared with RMB 156.5 million in the second quarter of 2018. Lower R&D expenses in the second quarter of 2019 were mainly due to the capitalization of development costs for National VI and Tier 4 engines that met the IFRS capitalization criteria. In the second quarter of 2019, the R&D capitalization amount was RMB 66.2 million (US$ 9.6 million). The Company continues to further develop its new National VI and Tier 4 engines for the on- and off-road markets, respectively. In the second quarter of 2019, the total R&D expenditure including capitalized costs, was RMB 176.7 million (US$ 25.7 million) and it represented 3.6% of net revenue, compared with 3.7% in the second quarter of 2018.

Selling, general and administrative (“SG&A”) expenses increased by 10.0% to RMB 408.9 million (US$ 59.5 million) from RMB 371.8 million in the second quarter of 2018. The increase primarily resulted from higher warranty expenses, depreciation expenses and personnel-related costs in the second quarter of 2019. SG&A expenses represented 8.4% of revenue compared with 8.8% in the second quarter of 2018.

Operating profit increased by 6.5% to RMB 292.2 million (US$ 42.5 million) from RMB 274.5 million in the second quarter of 2018. The operating margin was 6.0% compared with 6.5% in the second quarter of 2018.

Finance costs increased by 9.3% to RMB 32.4 million (US$ 4.7 million) from RMB 29.6 million in the second quarter of 2018. Higher finance costs mainly resulted from higher borrowings and bills discounting compared with the second quarter of 2018.

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Net profit attributable to China Yuchai’s shareholders was RMB 147.0 million (US$ 21.4 million), compared with RMB 132.1 million in the second quarter of 2018.

Basic and diluted earnings per share were RMB 3.60 (US$ 0.52), compared with RMB 3.23 in the second quarter of 2018.

Basic and diluted earnings per share in the second quarter of 2019 was based on a weighted average of 40,858,290 shares, compared with 40,858,290 shares and 40,872,405 shares respectively, in the second quarter of 2018.

Financial Highlights for the first Six Months ended June 30, 2019

•	Net revenue was RMB 9.0 billion (US$ 1.3 billion) compared with RMB 8.5 billion in the same period last year;

•	Gross profit was RMB 1.5 billion (US$ 214.4 million), a 16.3% gross margin, compared with RMB 1.6 billion and a gross margin of 19.0% in the same period last year;

•	Operating profit was RMB 649.4 million (US$ 94.5 million) compared with RMB 698.7 million in the same period last year;

•	Basic and diluted earnings per share were RMB 8.44 (US$ 1.23) compared with RMB 9.18 and RMB 9.17 respectively, in the same period last year;

•	Total number of engines sold was 211,359 units compared with 210,788 units in the same period last year.

Net revenue was RMB 9.0 billion (US$ 1.3 billion) compared with RMB 8.5 billion in the same period last year.

The total number of engines sold by GYMCL in the first half of 2019 was 211,359 units compared with 210,788 units in the same period last year. The increase was mainly due to higher engine sales in the heavy- and light-duty truck and off-road segments, particularly agricultural engines, which more than offset the sales decline in the bus segment.

Gross profit was RMB 1.5 billion (US$ 214.4 million), compared with RMB 1.6 billion in the same period last year. Gross margin decreased to 16.3% as compared with 19.0% a year ago. The decline was mainly attributable to higher costs incurred in the production of National VI engines at the present stage.

Other operating income was RMB 142.8 million (US$ 20.8 million) compared with RMB 84.2 million in the same period last year. The increase was mainly due to higher government grants than in the same period last year.

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R&D expenses decreased by 34.0% to RMB 182.4 million (US$ 26.5 million) compared with RMB 276.4 million in the same period last year. Lower R&D expenses in the first half of 2019 were mainly due to the capitalization of development costs for National VI and Tier 4 engines that met the IFRS capitalization criteria. In the first half of 2019, the R&D capitalization amount was RMB 113.9 million (US$ 16.6 million). The Company continued with its initiatives to develop new engines compliant with China’s next emission standards, National VI and Tier 4, and to improve engine performance and quality. In the first half of 2019, the total R&D expenditure including capitalized costs, was RMB 296.3 million (US$ 43.1 million) representing 3.3% of the net revenue compared with 3.2% in the same period last year.

SG&A expenses increased to RMB 785.1 million (US$ 114.2 million) from RMB 731.7 million in the same period last year. The increase was mainly due to higher warranty expenses and increased depreciation compared with the same period last year. SG&A expenses represented 8.7% of the net revenue for the first half of 2019 and 8.6% in the same period last year.

Operating profit decreased by 7.0% to RMB 649.4 million (US$ 94.5 million) from RMB 698.7 million in the same period last year. The operating margin was 7.2% compared with 8.2% in the same period last year.

Finance costs increased to RMB 57.6 million (US$ 8.4 million) from RMB 52.1 million in the same period last year, an increase of approximately RMB 5.5 million. Higher finance costs mainly resulted from an increase in borrowings compared to the same period last year.

Net profit attributable to China Yuchai’s shareholders was RMB 345.0 million (US$ 50.2 million) compared with RMB 375.0 million in the same period last year.

Basic and diluted earnings per share were RMB 8.44 (US$ 1.23) compared with RMB 9.18 and RMB 9.17 respectively, in the same period last year.

Basic and diluted earnings per share in the six months of 2019 were based on a weighted average of 40,858,290 shares, and basic and diluted earnings per share were based on a weighted average of 40,858,290 shares and 40,888,876 shares respectively, in the same period last year.

Balance Sheet Highlights as at June 30, 2019

•	Cash and bank balances were RMB 6.7 billion (US$ 974.0 million) compared with RMB 6.1 billion at the end of 2018;

•	Trade and bills receivables were RMB 8.4 billion (US$ 1.2 billion) compared with RMB 7.4 billion at the end of 2018;

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•	Inventories were RMB 2.3 billion (US$ 334.3 million) compared with RMB 2.5 billion at the end of 2018;

•	Trade and bills payables were RMB 5.6 billion (US$ 820.2 million) compared with RMB 4.6 billion at the end of 2018;

•	Short-term and long-term bank borrowings were RMB 2.1 billion (US$ 308.0 million) compared with RMB 2.0 billion at the end of 2018.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “In the second quarter of 2019, our engine sales outperformed the truck market sales. We had positive growth in the heavy-, medium- and light-duty on-road truck engine markets despite a slowing economy and a sales reduction in each of these market segments. Our major off-road market segments also achieved growth as sales to the agricultural and industrial equipment markets continued to grow. During the 2019 second quarter, 600 buses manufactured by Anhui Ankai Automobile Co., Ltd. and propelled by Yuchai engines, were delivered to Saudi Arabia.”

“We continued to share our success with shareholders as we paid a cash dividend of US$0.85 per ordinary share for the year ended December 31, 2018 on July 19, 2019. We continue to maintain our financial strength to provide the resources for future growth,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.8747 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 28, 2019. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 28, 2019 or at any other date.

Unaudited Second Quarter 2019 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 13, 2019. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Dr. Thomas Phung respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 1399820 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

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About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2018, GYMCL sold 375,731 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning China Yuchai’s and the joint venture’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. China Yuchai cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in China Yuchai’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and China Yuchai specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com

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